Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS (a)
(in millions)

	First Nine Months 2008	2007	2006	2005	2004	2003
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (b)	$(9,254)	$(3,746)	$(15,074)	$1,054	$4,087	$893
Less: Equity in net (income)/loss of affiliates included in income before income taxes	(120)	(412)	(426)	(303)	(240)	(155)
Adjusted income/(loss)	(9,374)	(4,158)	(15,500)	751	3,847	738
Adjusted fixed charges (c)	7,449	11,538	9,321	9,091	9,136	9,996
Earnings/(Losses)	$(1,925)	$7,380	$(6,179)	$9,842	$12,983	$10,734

Combined Fixed Charges and Preferred Stock Dividends
Interest expense (d)	$7,379	$10,978	$8,841	$8,484	$8,528	$9,235
Interest portion of rental expense (e)	247	348	329	514	565	524
Preferred Stock dividend requirements of majority owned subsidiaries and trusts	—	—	—	—	—	190
Total combined fixed charges and Preferred Stock dividends	$7,626	$11,326	$9,170	$8,998	$9,093	$9,949

Ratios
Ratio of earnings to fixed charges	(f)	(f)	(f)	1.1	1.4	1.1
Ratio of earnings to combined fixed charges and Preferred Stock dividends	(f)	(f)	(f)	1.1	1.4	1.1
__________
(a)	Discontinued operations are excluded from all amounts.

(b)	Income/(Loss) before taxes includes equity income from unconsolidated subsidiaries.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from unconsolidated subsidiaries as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2008 YTD — $40; 2007 — $51; 2006 — $58; 2005 — $67; 2004 — $57; 2003 — $63)

(d)	Includes interest, as defined on our income statement, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) for 2008, 2007, and 2006 were inadequate to cover fixed charges by $9.6 billion, $3.9 billion and $15.4 billion, respectively.